UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Board Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreements; Share Cancellation

On July 25, 2025, Color Star Technology Co., Ltd. (the “Company”) entered into a series of related agreements with BTC KZ, a company organized under the laws of Kazakhstan, and Ulife Media and Production International Limited (“ULife”), a wholly owned subsidiary of BTC KZ, in connection with the restructuring of the payment of consideration under a prior purchase agreement dated February 26, 2025 (the “Purchase Agreement”) involving the acquisition of certain cryptocurrency mining machines (the “Transaction”).

As previously disclosed, under the original terms of the Purchase Agreement, the Company had agreed to pay to ULife a total of $9,000,000 in cash (the “Cash Consideration”) and 16,250,000 restricted Class A ordinary shares (the “Share Consideration”) for the purchase of 10,000 cryptocurrency mining machines (the “Equipment”). $3,400,000 of the Cash Consideration had been paid as of the date of this report. Due to regulatory concerns surrounding the issuance of the Share Consideration, the parties mutually agreed to cancel the Share Consideration and restructure the unpaid balance into a secured term loan arrangement.

As part of this restructuring, the Company entered into a secured term loan agreement with BTC KZ (the “Loan Agreement”) pursuant to which BTC KZ agreed to lend the Company $31,600,000 (the “Loan”). The Loan bears interest at a rate of 5% per annum, matures on July 24, 2028, and is repayable in equal quarterly installments of $2.85 million beginning September 30, 2025. The Company is also required to prepay the outstanding balance of the Loan with at least 50% of the net proceeds from any public or private equity offering. In connection with the Loan, the Company issued a promissory note to BTC KZ in the principal amount of $31,600,000 (the “Note”).

To secure the Company’s obligations under the Loan and the Note, the parties entered into a security agreement granting BTC KZ a first-priority security interest in the Equipment previously acquired under the Purchase Agreement (the Security Agreement”). The Equipment remains hosted in Kazakhstan pursuant to a hosting agreement dated March 20, 2025 between Model Queen Limited, a wholly owned subsidiary of the Company, and BTC KZ.

In addition, the Company, BTC KZ, and ULife entered into a redemption and share cancellation agreement (the “Share Cancellation Agreement”) pursuant to which the Share Consideration previously issued to ULife were redeemed and cancelled effective as of August 6, 2025. Following such cancellation, ULife relinquished all ownership and rights in the cancelled shares.

As of August 6, 2025, following the share cancellation, the Company has 14,626,386 Class A ordinary shares and 12,000 Class B ordinary shares issued and outstanding.

The foregoing summaries of the Loan Agreement, Note, Security Agreement, and Share Cancellation Agreement are qualified in their entirety by reference to the full text of such agreements, which are furnished as exhibits to this report on Form 6-K as Exhibits 99.1, 99.2 99.3 and 99.4, respectively.

Exhibit Index

Exhibit No.	Description
99.1	Loan Agreement
99.2	Note
99.3	Security Agreement
99.4	Share Cancellation Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer

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